SEC LETTER TO BENCHMARK REAL ESTATE INVESTMENT FUND, LLC

Issuer Response to Letter dated December 13, 2024

Offering Statement on Form 1-A filed March 15, 2024
as amended on Form 1-A/A filed on November 19, 2024
File No. 024-12410

SEC COMMENT	ADDRESSED BY
Prior Performance, page 35

1.     We note your revised disclosure in response to prior comment 2. Please provide a prior performance narrative as requested in that comment for West Michigan Private Capital Fund I, LLC. Refer to Section 8.A. of Industry Guide 5 for guidance. Please also revise Table V to identify each property and revise the columns to show clearly the cash received net of closing costs, total acquisition cost, capital improvement, closing and soft costs and the excess (deficiency) of property operating cash receipts over cash expenditures for each property.

Under the Prior Performance section on p. 35, a prior performance narrative has been added and Table V has been revised to identify each property with a unique property ID. Also, the columns of Table V were revised to show the cash received net of closing costs, total acquisition cost, capital improvement, closing and soft costs and the excess (deficiency) of property operating cash receipts over cash expenditures for each property.

Exclusive Forum, Mandatory Mediation and Arbitration, Waiver of Jury Trial Provisions, page 38

2. Refer to prior comment 1. We note that your forum selection provision identifies the U.S. District Court for Kent County, Michigan as the exclusive forum for certain litigation, including all suits under the Operating Agreement. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Also, please clarify whether the mediation and arbitration provisions referenced in this section apply to actions arising under the Securities Act or Exchange Act.

The LLC operating agreement has been revised and is attached as Exhibit 3, to clarify that the following Sections do not apply to actions arising under the federal Securities Act or Exchange Act: Section 19.12 Choice of Venue, Section 19.9 Mediation, Section 19.10 Arbitration, and Section 19.10.17 Waiver of Court and Jury Rights.

The final disclosure on p. 38 has been revised to clarify that the following Sections of the LLC operating agreement do not apply to actions arising under the federal Securities Act or Exchange Act: Section 19.12 Choice of Venue, Section 19.9 Mediation, Section 19.10 Arbitration, and Section 19.10.17 Waiver of Court and Jury Rights.

The final Risk Factor on p. 17 has been revised to clarify that the following Sections of the LLC operating agreement do not apply to actions arising under the federal Securities Act or Exchange Act: Section 19.12 Choice of Venue, Section 19.9 Mediation, Section 19.10 Arbitration, and Section 19.10.17 Waiver of Court and Jury Rights.